DC

No Act
P.E ~~1085734~~
P.E. 1-12-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044123

March 12, 2007

Robert L. Kimball
Vinson & Elkins LLP
Trammell Crow Center
2001 Ross Avenue, Suite 3700
Dallas, TX 75201-2975

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/12/2007

Re: Blockbuster Inc.
Incoming letter dated January 12, 2007

Dear Mr. Kimball:

This is in response to your letters dated January 12, 2007 and January 19, 2007 concerning the shareholder proposals submitted to Blockbuster by Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on behalf of the proponents dated February 12, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 1 5 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Kenneth B. Sylvester
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

1085734

Vinson&Elkins

Robert L. Kimball rkimball@velaw.com
Tel 214.220.7860 **Fax** 214.999.7860

January 12, 2007

By Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Blockbuster Inc. Stockholder Proposals Submitted by the Comptroller of the City of New York, William C. Thompson Jr., each dated December 13, 2006

Ladies and Gentleman:

On behalf of our client Blockbuster Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of Regulation 14A promulgated under the Securities and Exchange Act of 1934 (each rule promulgated thereunder, a "Proxy Rule"), to request respectfully that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, each of the stockholder proposals submitted by the Comptroller of the City of New York, William C. Thompson Jr. (the "Proponent") on December 13, 2006 (i) regarding the executive officer compensation advisory resolution (including the supporting statement contained therein, the "Compensation Resolution Proposal") and (ii) regarding the declassification of the board of directors of the Company (including the supporting statement contained therein, the "Declassified Board Proposal" and, together with the Compensation Resolution Proposal, the "Proposals") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "2007 Annual Meeting").

The Company intends to file its definitive Proxy Materials for the 2007 Annual Meeting on or about April 2, 2007. Pursuant to Proxy Rule 14a-8(j)(2), enclosed herewith are six copies of each of (i) this letter, (ii) a letter dated December 13, 2006, from the Proponent, including the Compensation Resolution Proposal, attached hereto as Exhibit A, (iii) a letter dated December 13, 2006, from the Proponent, including the Declassified Board Proposal, attached hereto as Exhibit B, and (iv) a letter dated December 26, 2006, from the Company to the Proponent (the "Defect Notice"), attached hereto as Exhibit C. In accordance with Proxy Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposals.

On or about December 13, 2006, the Company received the Proposals for inclusion in its Proxy Materials. The resolution portion of the Compensation Resolution Proposal states:

> RESOLVED, that shareholders of Blockbuster Inc. ("Blockbuster") urge the board of directors to adopt a policy that Blockbuster shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Blockbuster's management, to ratify the compensation of the named executive officers ("NEO's") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

The resolution portion of the Declassified Board Proposal states:

> BE IT RESOLVED, that the stockholders of Blockbuster, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

For the reasons set forth below, the Company believes that the Proposals may be excluded because the Proposals violate the procedural limitations set forth in Proxy Rules 14a-8(c) and 14a-8(d) and consequently may be excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(f). In addition, the Company believes that the Compensation Resolution Proposal may be excluded because the Compensation Resolution Proposal deals with the ordinary business operations of the Company and consequently may be excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(7). Alternatively, if the Staff does not concur with the Company that the Proposals may be excluded from the Proxy Materials, then the Company believes that certain portions of the Proposals may be omitted because they are materially false and misleading and consequently may be omitted from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(3).

II. <u>The Company May Exclude the Proposals Under Proxy Rule 14a-8(f) Because They Do Not Comply With Proxy Rules 14a-8(c) and 14a-8(d).</u>

Proxy Rule 14a-8(f) permits the Company to exclude stockholder proposals that do not follow eligibility or procedural requirements contained in Proxy Rules 14a-8(a) through 14a-8(d) if the Company timely notifies the proponent of a problem and the proponent fails to remedy the problem within the prescribed period of time. Proxy Rule 14a-8(c) allows a stockholder to submit "no more than one proposal to a company for a particular stockholder meeting." Proxy Rule 14a-8(d) does not permit a stockholder proposal to exceed 500 words.

The Proponent has submitted the Compensation Resolution Proposal on behalf of the board of trustees of the New York City Employee's Retirement System, a stockholder of the Company, and the Proponent has submitted the Declassified Board Proposal on behalf of the boards of trustees of each of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System, each a stockholder of the Company (each of the aforementioned stockholders, a "Stockholder"). According to the Proponent's Proposals, the Proponent is the "custodian" for each Stockholder and a trustee of each Stockholder (except the New York City Board of Education Retirement System (the "ERS")). Further, both Proposals are submitted under identical letterhead, and both submitting letters are signed by the same person.

Under traditional securities law analysis for beneficial ownership of securities, Rule 13d-3(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") provides that a beneficial owner:

> includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or other has or shares:
>
> 1. Voting power which includes the power to vote, or to direct the voting of, such security; and/or
> 2. Investment power which includes the power to dispose, or to direct the disposition of, such security.

The Company believes that the Proponent's status as a custodian and trustee (except for the ERS) qualifies the Proponent as a single beneficial owner of the securities held by each Stockholder. The Company believes the common letterhead and signature are further evidence that there is a single originating proponent for the Proposals. Therefore, in this instance, the Proponent has submitted two proposals, in violation of Proxy Rule 14a-8(c), or alternatively, if the Proposals are taken together, the Proponent has submitted one proposal, which exceeds 500 words in violation of Proxy Rule 14a-8(d). The Company timely provided the Proponent with the Defect Notice and because the Proponent has not remedied the problem, the Company believes that it may exclude the Proposals under Proxy Rule 14a-8(f).

III. The Company May Exclude the Compensation Resolution Proposal Pursuant to Rule 14a-8(i)(7) Because the Compensation Resolution Proposal Concerns the Ordinary Business Operations of the Company.

Proxy Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a stockholder proposal and any statement in support thereof "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998), the Securities Exchange Commission (the "Commission") explained the ordinary business exclusion rests on two central considerations, which are (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to 'micro manage' the company.[1] The Commission further explained in Release No. 34-40018 that "certain tasks are so fundamental to management's ability to run a company...that they could not...be subject to direct shareholder oversight" and that it would be appropriate to exclude proposals that seek to probe into matters that are so complex in nature that "shareholders, as a group, would not be in a position to make an informed judgment."[2]

In fact, both state law and the Company's organizational documents confer and delegate to the board of directors of the Company (the "Board") the power and authority to make the decisions that are the subject of the Compensation Resolution Proposal. That is, it appears that the intent of the Advisory Board Proposal is to provide the stockholders with the ability to approve or directly influence the compensation of the named executive officers (the "NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors to understand the SCT (the "SCT Narrative"). The Company is a Delaware corporation, and under the Delaware General Corporation Law (the "DGCL") the Board has the authority to conduct the ordinary business of the corporation. Pursuant to Section 141(a) of the DGCL, "[t]he business and affairs of

[1] *See also* Exchange Act Release No. 12999 (Nov. 22, 1976).
[2] *Id.*

every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the DGCL] or in its certificate of incorporation." Further, Section 122(5) of the DGCL empowers each corporation to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation."

The Second Amended and Restated Certificate of Incorporation of the Company (the "Charter") provides that "the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the laws of Delaware, this Second Amended and Restated Certificate of Incorporation, and any bylaws adopted by the stockholders." Specifically, the Amended and Restated Bylaws of the Company (the "Bylaws") provides in Section 3.01 (General Powers of Board) that "[t]he powers of the corporation shall be exercised, its business and affairs conducted, and its property controlled by or under the direction of the board of directors, except as otherwise provided under the laws of Delaware or in the certificate of incorporation." The Company notes that the stockholders of the Company have previously approved and ratified the Charter and the Bylaws (and the provisions contained therein) conferring this authority to the Board. Allowing the Proponent additional ability to approve authorized decisions of the Board would diminish the meaning of the prior ratification of the Charter and Bylaws.

Moreover, in evaluating and approving the compensation of the NEO's and the SCT Narrative, the Board (or the Board's designee, the Compensation Committee, as the case may be, collectively referred to for the purposes of this paragraph as the "Board") must consider a number of factors, including the NEO's experience, the NEO's industry experience, the competition and availability of similarly talented and experienced executives in the marketplace, the potential competition in the marketplace for the services of each NEO, and the potential cost in replacing each NEO should an NEO decide to leave the Company. These factors, and others, must be carefully considered and weighed in order to properly compensate each NEO and provide the Company with the best opportunity to retain each NEO. Thus, the Board considers far more information in discharging its responsibilities regarding the compensation of the NEOs and providing the SCT Narrative than can be presented to the general stockholder population. The complexity and the breadth of information the Board is required to take into account and evaluate in connection with its decisions regarding the NEOs' compensation renders this business decision precisely the type of "matters of complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" and which the ordinary business rule under Proxy Rule 14a-8(i)(7) is intended to exclude.[3]

The Staff has consistently concurred with issuers' desire to exclude stockholder ratification resolutions involving similarly complex business decisions that have been conferred upon the Board. For instance, the Staff has consistently concurred that it is appropriate to exclude under Proxy Rule 14a-8(i)(7) stockholder proposals involving the ratification of an issuer's selection of its independent auditor.[4]

The Company notes that the Staff has previously published guidance on the inclusion of stockholder proposals related to executive compensation plans.[5] However, the subject matter of the Compensation Resolution Proposal is distinct from the Staff's prior guidance in that the Compensation Resolution Proposal relates to specific individual compensation of NEOs (in cash and equity under a compensation plan or plans previously approved by the stockholders) as opposed to a compensation plan that has the potential to dilute the stockholders ownership interest.

Finally, neither current federal law nor the rules of the New York Stock Exchange governing listed companies (the "NYSE Rules") provides for the forum proposed by the Compensation Resolution Proposal and the Company believes that it is unclear whether the Commission has the rule making authority to impose such a forum on the Company. Therefore, the Company believes that it would be improper for the Staff to allow the Proponent to subterfuge federal law and the NYSE Rules by requiring inclusion of the Compensation Resolution Proposal through Proxy Rule 14a-8.

IV. Alternatively, Certain Statements in the Proposals May Be Omitted Under Proxy Rule 14a-8(i)(3) Because They Are Materially False and Misleading.

Alternatively, if the Staff does not concur that the Proposals may be excluded from the Proxy Materials, the Company believes that certain statements in the Proposals may be omitted. Supporting statements in a stockholder proposal may be omitted under Proxy Rule

[3] *See* Release No. 34-40018 (May 21, 1998).

[4] *See*, *e.g.*, Rite Aid Corp. (April 21, 2006); The Charles Schwab Corp. (Feb. 23, 2005); Cousins Properties Inc. (Feb. 17, 2004); Wendy's Int'l, Inc. (Jan. 29, 2004); Xcel Energy (Jan. 28, 2004); Dover Corp. (Jan. 29, 2004); Apache Corp. (Jan. 25, 2004); Paccar, Inc. (Jan. 14, 2004).

[5] *See* Staff Legal Bulletin 14A (July 12, 2002).

14a-8(i)(3) if the statements are contrary to any of the proxy rules, including Proxy Rule 14a-9, which prohibits false and misleading statements of material fact in proxy soliciting materials. Under Proxy Rule 14a-9, false and misleading statements of material fact include statements that impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual support.[6] The Staff has further clarified that Proxy Rule 14(a)(i)(3) may be relied upon to omit portions of a stockholder proposal where "the company demonstrates objectively that a factual statement is materially false or misleading" or "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal."[7]

A. The Compensation Resolution Proposal

The Proponent's supporting statement portion of the Compensation Resolution Proposal (the "CRP Supporting Statement") includes the following statements that we believe violate Proxy Rule 14a-9:

1. The Use of the Word "mushrooming" in First Sentence of Paragraph One of the CRP Supporting Statement.

The use of the word "mushrooming" is false and misleading and implies that the executive compensation of all companies, including the Company, has increased disproportionately and exponentially. The use of this word indirectly makes charges against the Company concerning improper executive compensation without any factual foundation.

2. The Second Sentence of Paragraph One of the CRP Supporting Statement: Additionally, recent media attention to questionable dating of stock options grants by companies has raised investor concerns.

This sentence is false and misleading and implies that improper dating of stock options is widespread and as a result indirectly makes charges against the Company concerning improper executive compensation without any factual foundation. Further, this

[6] *See also* Staff Legal Bulletin 14B (September 15, 2004).
[7] *Id.*

sentence is irrelevant to the Proponent's stated goal of providing a forum for stockholders to comment on the compensation of the NEOs.

3. The Second Sentence of Paragraph Four of the CRP Supporting Statement: Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

This sentence is false and misleading. The Company has made a concerted effort to receive stockholder concerns and has a dedicated investor relations hotline. The investor relations portion of the Company's web site contains contact information so that stockholders may vet their concerns on an ongoing basis. Furthermore, as disclosed on page 8 of the Company's definitive proxy statement filed on Form 14A on April 19, 2006 for the 2006 annual stockholders meeting, the Board has adopted clear methods for stockholders to communicate with the Company's non-management directors as a group, the entire Board or individual directors, including the chairman of the Board and the chair of any Board committee. In addition, the Company notes that stockholders have the ability to provide feedback through the election of directors.

B. Declassified Board Proposal

The Company believes that the Proponent's use of the phrase "*New York City Pension Funds*" in the heading above the resolution is false and misleading. The Proponent is the custodian for four Stockholders and does not purport to be the custodian for the entirety of the pension funds related to New York City. Therefore, the use of this phrase is false. In addition, the use of this phrase is misleading to stockholders because at a minimum, it suggests that the Proponent represents the ideas of the entirety of the pension funds related to New York City. Taken in a light least favorable to the Proponent, this phrase may mislead the stockholders because the Proponent is purporting to represent the views of pension funds that are not stockholders of the Company and are ineligible to submit a proposal under the Proxy Rules. The Company notes, however, that the grouping of the New York City pension funds and the ERS together by the Proponent is further evidence that there is really only one proponent here, not separate decision makers.

V. Conclusion.

For the reasons stated above, the Company believes that the Proposals are excludable because the Proponent has not followed the procedural requirements under the Proxy Rules. In addition, the Company believes that the Compensation Resolution Proposal intrudes upon the Board's statutory authority to manage the business and affairs of the Company under applicable law and the Compensation Resolution Proposal relates to ordinary business matters. As a consequence, the Company believes that the Proposals may be properly excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(f) and additionally, the Compensation Resolution Proposal may be properly excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(7). The Company respectfully requests that the Staff concur with the Company's view on these bases.

Alternatively, if the Staff does not concur that the Proposals may be excluded from the Proxy Materials, the Company believes that the Company may omit portions of the Proposals because they contain false and misleading statements. As a consequence, the Company believes that the portions of the Proposals referenced above may properly be excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(3) and the Company respectfully requests that the Staff concur with the Company's view on this basis.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals or the omission of portions of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (214) 220-7860 or Bryan Pechersky, Senior Vice President, Senior Corporate Counsel and Secretary of the Company at (214) 854-3151. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via fax to the undersigned at (214) 999-7860, to the Company at (214) 854-3271, and to the Proponent at (212) 669-4072 contemporaneously with sending its response via mail.

Very truly yours,

Robert L. Kimball

Attachments

cc: Bryan J. Pechersky, Esq. [Company]
Kenneth B. Sylvester [Proponent]

EXHIBIT A

Letter and Compensation Resolution Proposal

(attached hereto)

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C THOMPSON, JR
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW COMPTROLLER NYC GOV

EMAIL: KSYLVES@comptroller nyc gov

December 13, 2006

Mr. Bryan J. Pechersky
Vice President and Secretary
Blockbuster, Inc.
1201 Elm Street
Dallas, TX 75270

Dear Mr. Pechersky:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, (the "System"). The System's board of trustees has authorized the Comptroller to inform you of its intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

A letter from The Bank of New York certifying the System's ownership, for over a year, of shares of Blockbuster, Inc. common stock is enclosed. The System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester
Enclosures
Blockbuster advisory compensation– 2007

RESOLVED, that shareholders of **Blockbuster Inc.** ("Blockbuster") urge the board of directors to adopt a policy that **Blockbuster** shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by **Blockbuster's** management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Additionally, recent media attention to questionable dating of stock options grants by companies has raised related investor concerns.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge **Blockbuster's** board to allow shareholders to express their opinion about senior executive compensation at **Blockbuster** by establishing an annual referendum process. The results of such a vote would, we think, provide **Blockbuster** with useful information about whether shareholders view the company's senior executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote for this proposal.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13,, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 86,066 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

EXHIBIT B

Letter and Declassified Board Proposal

(attached hereto)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW COMPTROLLER NYC GOV

EMAIL: KSYLVES@comptroller nyc gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

WILLIAM C. THOMPSON, JR.
COMPTROLLER

December 13, 2006

Mr. Bryan J. Pechersky
Vice President and Secretary
Blockbuster, Inc.
1201 Elm Street
Dallas, TX 75270

Dear Mr. Pechersky:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

The Systems' boards of trustees have passed resolutions calling on companies to declassify their boards of directors. We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from The Bank of New York certifying the Systems' ownership, for over a year, of shares of Blockbuster, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Blockbuster Classified Board 2007

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

BE IT RESOLVED, that the stockholders of Blockbuster, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

KS:ma

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	67,800 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The **BANK**
of **NEW YORK**

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 13,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 4,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 154,490 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

EXHIBIT C

Defect Notice

(attached hereto)

BRYAN J. PECHERSKY
SENIOR VICE PRESIDENT, SENIOR CORPORATE COUNSEL AND SECRETARY
(214) 854-3151 (PHONE)
(214) 854-3271 (FAX)
BRYAN.PECHERSKY@BLOCKBUSTER.COM

December 26, 2006

By Overnight Courier

The City of New York
Office of the Comptroller
Attn: Kenneth B. Sylvester,
Assistant Comptroller for Pension Policy
Bureau of Asset Management
1 Centre Street, Room 736
New York, New York 10007-2341

Re: Notice of Procedural and/or Eligibility Deficiencies Regarding Stockholder Proposals

Dear Mr. Sylvester:

On December 18, 2006, we received your two letters, each December 13, 2006, on behalf of the Comptroller of the City of New York, requesting the inclusion of two stockholder proposals (collectively, your "*Proposals*") in Blockbuster's proxy statement for its 2007 annual meeting ("*Blockbuster's 2007 Proxy Statement*").

In accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, this letter serves as Blockbuster's notice of one or more procedural and/or eligibility deficiencies with regard to your Proposals. Specifically, Rule 14a-8(c) prohibits the submission of multiple proposals for a particular stockholders' meeting. You have submitted both a proposal regarding the declassification of Blockbuster's Board of Directors and a proposal regarding an advisory resolution of stockholders to ratify the compensation of Blockbuster's named executive officers. Moreover, as a result of submitting multiple proposals, your Proposals, taken together, exceed the 500-word limit per proponent set forth in Rule 14a-8(d). Enclosed for your reference is a copy of Rule 14a-8.

Please respond to the undersigned to address the above-referenced deficiencies by withdrawing one or both of your Proposals at your earliest opportunity and, in any event, no later than 14 calendar days from your receipt of this letter, as required by Rule 14a-8(f).

This letter is not intended to address any other bases for excluding the Proposals from Blockbuster's 2007 Proxy Statement, and Blockbuster expressly reserves all rights with regard thereto.

Please direct additional correspondence regarding this matter to my attention. For your convenience, my e-mail address and facsimile number are set forth above in this letter. Do not hesitate to contact me at (214) 854-3151 if you would like to discuss this matter further.

Regards,

Bryan J. Pechersky
Senior Vice President and Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D,

Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

Vinson&Elkins

Robert L. Kimball rkimball@velaw.com
Tel 214.220.7860 **Fax** 214.999.7860

January 19, 2007

By Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, NE
Washington, DC 20549

Re: Blockbuster Inc. No-Action Request Letter Submitted January 12, 2007

Ladies and Gentlemen:

This letter supplements the no-action request letter we submitted on behalf of our client, Blockbuster Inc. (the "Company"), on January 12, 2007 (the "No-Action Letter"), requesting that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that each of the stockholder proposals submitted by the Comptroller of the City of New York, William C. Thompson Jr. (the "Proponent") on December 13, 2006 (i) regarding the executive officer compensation advisory resolution (including the supporting statement contained therein, the "Compensation Resolution Proposal") and (ii) regarding the declassification of the board of directors of the Company (including the supporting statement contained therein, the "Declassified Board Proposal" and, together with the Compensation Resolution Proposal, the "Proposals") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of stockholders. For ease of reference, a copy of the No-Action Letter, together with its corresponding exhibits, is attached hereto as Attachment I.

Reference was made in the No-Action Letter to a letter dated December 26, 2006 from the Company to the Proponent (the "Defect Notice"), sent by the Company pursuant to Rule 14a-8(f) of Regulation 14A promulgated under the Securities and Exchange Act of 1934 (each rule promulgated thereunder, a "Proxy Rule") informing the Proponent of the Company's belief that the Proposals failed to follow the procedural requirements set forth in Proxy Rules 14a-8(c) and 14a-8(d). Based on standard procedure for overnight delivery via Federal Express (and verification by Federal Express' tracking system), the Company believes that the Proponent received the Defect Notice on December 27, 2007. Pursuant to

Proxy Rule 14a-8(f), the Proponent had fourteen (14) days from the date the Proponent received the Defect Notice to provide a response. As of the date of this letter, which is twenty-three (23) days after the Company believes the Proponent received the Defect Notice, the Company has not received a response to the Defect Notice from the Proponent.

The Company believes that the Proponent's failure to respond to the Defect Notice is a concession by the Proponent that the Proposals, in fact, are procedurally deficient under the Proxy Rules. Therefore, the Company requests respectfully that the Staff consider the Proponent's failure to respond to the Defect Notice and concur with the Company's arguments set forth in Section II of the No-Action Letter that the Proposals may be excluded from the Proxy Materials.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (214) 220-7860 or Bryan Pechersky, Senior Vice President, Senior Corporate Counsel and Secretary of the Company at (214) 854-3151. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response to this letter (if applicable) and to the No-Action Letter via fax to the undersigned at (214) 999-7860, to the Company at (214) 854-3271, and to the Proponent at (212) 669-4072 contemporaneously with sending its response(s) via mail.

Very truly yours,

Robert L. Kimball

cc: Bryan J. Pechersky, Esq. [Company]
Kenneth B. Sylvester [Proponent]

ATTACHMENT I

No-Action Letter

(attached hereto)

Vinson&Elkins

Robert L. Kimball rkimball@velaw.com
Tel 214.220.7860 **Fax** 214.999.7860

January 12, 2007

By Federal Express

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Blockbuster Inc. Stockholder Proposals Submitted by the Comptroller of the City of New York, William C. Thompson Jr., each dated December 13, 2006

Ladies and Gentleman:

On behalf of our client Blockbuster Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of Regulation 14A promulgated under the Securities and Exchange Act of 1934 (each rule promulgated thereunder, a "Proxy Rule"), to request respectfully that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur with the Company's view that, for the reasons stated below, each of the stockholder proposals submitted by the Comptroller of the City of New York, William C. Thompson Jr. (the "Proponent") on December 13, 2006 (i) regarding the executive officer compensation advisory resolution (including the supporting statement contained therein, the "Compensation Resolution Proposal") and (ii) regarding the declassification of the board of directors of the Company (including the supporting statement contained therein, the "Declassified Board Proposal" and, together with the Compensation Resolution Proposal, the "Proposals") may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2007 annual meeting of stockholders (the "2007 Annual Meeting").

The Company intends to file its definitive Proxy Materials for the 2007 Annual Meeting on or about April 2, 2007. Pursuant to Proxy Rule 14a-8(j)(2), enclosed herewith are six copies of each of (i) this letter, (ii) a letter dated December 13, 2006, from the Proponent, including the Compensation Resolution Proposal, attached hereto as Exhibit A, (iii) a letter dated December 13, 2006, from the Proponent, including the Declassified Board Proposal, attached hereto as Exhibit B, and (iv) a letter dated December 26, 2006, from the Company to the Proponent (the "Defect Notice"), attached hereto as Exhibit C. In accordance with Proxy Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent.

I. The Proposals.

On or about December 13, 2006, the Company received the Proposals for inclusion in its Proxy Materials. The resolution portion of the Compensation Resolution Proposal states:

> RESOLVED, that shareholders of Blockbuster Inc. ("Blockbuster") urge the board of directors to adopt a policy that Blockbuster shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Blockbuster's management, to ratify the compensation of the named executive officers ("NEO's") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

The resolution portion of the Declassified Board Proposal states:

> BE IT RESOLVED, that the stockholders of Blockbuster, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

For the reasons set forth below, the Company believes that the Proposals may be excluded because the Proposals violate the procedural limitations set forth in Proxy Rules 14a-8(c) and 14a-8(d) and consequently may be excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(f). In addition, the Company believes that the Compensation Resolution Proposal may be excluded because the Compensation Resolution Proposal deals with the ordinary business operations of the Company and consequently may be excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(7). Alternatively, if the Staff does not concur with the Company that the Proposals may be excluded from the Proxy Materials, then the Company believes that certain portions of the Proposals may be omitted because they are materially false and misleading and consequently may be omitted from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(3).

II. <u>The Company May Exclude the Proposals Under Proxy Rule 14a-8(f) Because They Do Not Comply With Proxy Rules 14a-8(c) and 14a-8(d).</u>

Proxy Rule 14a-8(f) permits the Company to exclude stockholder proposals that do not follow eligibility or procedural requirements contained in Proxy Rules 14a-8(a) through 14a-8(d) if the Company timely notifies the proponent of a problem and the proponent fails to remedy the problem within the prescribed period of time. Proxy Rule 14a-8(c) allows a stockholder to submit "no more than one proposal to a company for a particular stockholder meeting." Proxy Rule 14a-8(d) does not permit a stockholder proposal to exceed 500 words.

The Proponent has submitted the Compensation Resolution Proposal on behalf of the board of trustees of the New York City Employee's Retirement System, a stockholder of the Company, and the Proponent has submitted the Declassified Board Proposal on behalf of the boards of trustees of each of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System, each a stockholder of the Company (each of the aforementioned stockholders, a "Stockholder"). According to the Proponent's Proposals, the Proponent is the "custodian" for each Stockholder and a trustee of each Stockholder (except the New York City Board of Education Retirement System (the "ERS")). Further, both Proposals are submitted under identical letterhead, and both submitting letters are signed by the same person.

Under traditional securities law analysis for beneficial ownership of securities, Rule 13d-3(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") provides that a beneficial owner:

> includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or other has or shares:
>
> 1. Voting power which includes the power to vote, or to direct the voting of, such security; and/or
> 2. Investment power which includes the power to dispose, or to direct the disposition of, such security.

The Company believes that the Proponent's status as a custodian and trustee (except for the ERS) qualifies the Proponent as a single beneficial owner of the securities held by each Stockholder. The Company believes the common letterhead and signature are further evidence that there is a single originating proponent for the Proposals. Therefore, in this instance, the Proponent has submitted two proposals, in violation of Proxy Rule 14a-8(c), or alternatively, if the Proposals are taken together, the Proponent has submitted one proposal, which exceeds 500 words in violation of Proxy Rule 14a-8(d). The Company timely provided the Proponent with the Defect Notice and because the Proponent has not remedied the problem, the Company believes that it may exclude the Proposals under Proxy Rule 14a-8(f).

III. The Company May Exclude the Compensation Resolution Proposal Pursuant to Rule 14a-8(i)(7) Because the Compensation Resolution Proposal Concerns the Ordinary Business Operations of the Company.

Proxy Rule 14a-8(i)(7) allows a company to exclude from its proxy materials a stockholder proposal and any statement in support thereof "[i]f the proposal deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998), the Securities Exchange Commission (the "Commission") explained the ordinary business exclusion rests on two central considerations, which are (i) the subject matter of the proposal and (ii) the degree to which the proposal seeks to 'micro manage' the company.[1] The Commission further explained in Release No. 34-40018 that "certain tasks are so fundamental to management's ability to run a company...that they could not...be subject to direct shareholder oversight" and that it would be appropriate to exclude proposals that seek to probe into matters that are so complex in nature that "shareholders, as a group, would not be in a position to make an informed judgment."[2]

In fact, both state law and the Company's organizational documents confer and delegate to the board of directors of the Company (the "Board") the power and authority to make the decisions that are the subject of the Compensation Resolution Proposal. That is, it appears that the intent of the Advisory Board Proposal is to provide the stockholders with the ability to approve or directly influence the compensation of the named executive officers (the "NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors to understand the SCT (the "SCT Narrative"). The Company is a Delaware corporation, and under the Delaware General Corporation Law (the "DGCL") the Board has the authority to conduct the ordinary business of the corporation. Pursuant to Section 141(a) of the DGCL, "[t]he business and affairs of

[1] *See also* Exchange Act Release No. 12999 (Nov. 22, 1976).
[2] *Id.*

every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the DGCL] or in its certificate of incorporation." Further, Section 122(5) of the DGCL empowers each corporation to "[a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation."

The Second Amended and Restated Certificate of Incorporation of the Company (the "Charter") provides that "the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the corporation, subject, nevertheless, to the laws of Delaware, this Second Amended and Restated Certificate of Incorporation, and any bylaws adopted by the stockholders." Specifically, the Amended and Restated Bylaws of the Company (the "Bylaws") provides in Section 3.01 (General Powers of Board) that "[t]he powers of the corporation shall be exercised, its business and affairs conducted, and its property controlled by or under the direction of the board of directors, except as otherwise provided under the laws of Delaware or in the certificate of incorporation." The Company notes that the stockholders of the Company have previously approved and ratified the Charter and the Bylaws (and the provisions contained therein) conferring this authority to the Board. Allowing the Proponent additional ability to approve authorized decisions of the Board would diminish the meaning of the prior ratification of the Charter and Bylaws.

Moreover, in evaluating and approving the compensation of the NEO's and the SCT Narrative, the Board (or the Board's designee, the Compensation Committee, as the case may be, collectively referred to for the purposes of this paragraph as the "Board") must consider a number of factors, including the NEO's experience, the NEO's industry experience, the competition and availability of similarly talented and experienced executives in the marketplace, the potential competition in the marketplace for the services of each NEO, and the potential cost in replacing each NEO should an NEO decide to leave the Company. These factors, and others, must be carefully considered and weighed in order to properly compensate each NEO and provide the Company with the best opportunity to retain each NEO. Thus, the Board considers far more information in discharging its responsibilities regarding the compensation of the NEOs and providing the SCT Narrative than can be presented to the general stockholder population. The complexity and the breadth of information the Board is required to take into account and evaluate in connection with its decisions regarding the NEOs' compensation renders this business decision precisely the type of "matters of complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment" and which the ordinary business rule under Proxy Rule 14a-8(i)(7) is intended to exclude.[3]

The Staff has consistently concurred with issuers' desire to exclude stockholder ratification resolutions involving similarly complex business decisions that have been conferred upon the Board. For instance, the Staff has consistently concurred that it is appropriate to exclude under Proxy Rule 14a-8(i)(7) stockholder proposals involving the ratification of an issuer's selection of its independent auditor.[4]

The Company notes that the Staff has previously published guidance on the inclusion of stockholder proposals related to executive compensation plans.[5] However, the subject matter of the Compensation Resolution Proposal is distinct from the Staff's prior guidance in that the Compensation Resolution Proposal relates to specific individual compensation of NEOs (in cash and equity under a compensation plan or plans previously approved by the stockholders) as opposed to a compensation plan that has the potential to dilute the stockholders ownership interest.

Finally, neither current federal law nor the rules of the New York Stock Exchange governing listed companies (the "NYSE Rules") provides for the forum proposed by the Compensation Resolution Proposal and the Company believes that it is unclear whether the Commission has the rule making authority to impose such a forum on the Company. Therefore, the Company believes that it would be improper for the Staff to allow the Proponent to subterfuge federal law and the NYSE Rules by requiring inclusion of the Compensation Resolution Proposal through Proxy Rule 14a-8.

IV. Alternatively, Certain Statements in the Proposals May Be Omitted Under Proxy Rule 14a-8(i)(3) Because They Are Materially False and Misleading.

Alternatively, if the Staff does not concur that the Proposals may be excluded from the Proxy Materials, the Company believes that certain statements in the Proposals may be omitted. Supporting statements in a stockholder proposal may be omitted under Proxy Rule

[3] *See* Release No. 34-40018 (May 21, 1998).
[4] *See, e.g.*, Rite Aid Corp. (April 21, 2006); The Charles Schwab Corp. (Feb. 23, 2005); Cousins Properties Inc. (Feb. 17, 2004); Wendy's Int'l, Inc. (Jan. 29, 2004); Xcel Energy (Jan. 28, 2004); Dover Corp. (Jan. 29, 2004); Apache Corp. (Jan. 25, 2004); Paccar, Inc. (Jan. 14, 2004).
[5] *See* Staff Legal Bulletin 14A (July 12, 2002).

14a-8(i)(3) if the statements are contrary to any of the proxy rules, including Proxy Rule 14a-9, which prohibits false and misleading statements of material fact in proxy soliciting materials. Under Proxy Rule 14a-9, false and misleading statements of material fact include statements that impugn character, integrity or personal reputation, or directly or indirectly make charges concerning improper, illegal or immoral conduct or associations, without factual support.[6] The Staff has further clarified that Proxy Rule 14(a)(i)(3) may be relied upon to omit portions of a stockholder proposal where "the company demonstrates objectively that a factual statement is materially false or misleading" or "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal."[7]

A. The Compensation Resolution Proposal

The Proponent's supporting statement portion of the Compensation Resolution Proposal (the "CRP Supporting Statement") includes the following statements that we believe violate Proxy Rule 14a-9:

1. The Use of the Word "mushrooming" in First Sentence of Paragraph One of the CRP Supporting Statement.

The use of the word "mushrooming" is false and misleading and implies that the executive compensation of all companies, including the Company, has increased disproportionately and exponentially. The use of this word indirectly makes charges against the Company concerning improper executive compensation without any factual foundation.

2. The Second Sentence of Paragraph One of the CRP Supporting Statement: Additionally, recent media attention to questionable dating of stock options grants by companies has raised investor concerns.

This sentence is false and misleading and implies that improper dating of stock options is widespread and as a result indirectly makes charges against the Company concerning improper executive compensation without any factual foundation. Further, this

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[6] *See also* Staff Legal Bulletin 14B (September 15, 2004).
[7] *Id.*

sentence is irrelevant to the Proponent's stated goal of providing a forum for stockholders to comment on the compensation of the NEOs.

3. The Second Sentence of Paragraph Four of the CRP Supporting Statement: Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages.

This sentence is false and misleading. The Company has made a concerted effort to receive stockholder concerns and has a dedicated investor relations hotline. The investor relations portion of the Company's web site contains contact information so that stockholders may vet their concerns on an ongoing basis. Furthermore, as disclosed on page 8 of the Company's definitive proxy statement filed on Form 14A on April 19, 2006 for the 2006 annual stockholders meeting, the Board has adopted clear methods for stockholders to communicate with the Company's non-management directors as a group, the entire Board or individual directors, including the chairman of the Board and the chair of any Board committee. In addition, the Company notes that stockholders have the ability to provide feedback through the election of directors.

B. Declassified Board Proposal

The Company believes that the Proponent's use of the phrase "*New York City Pension Funds*" in the heading above the resolution is false and misleading. The Proponent is the custodian for four Stockholders and does not purport to be the custodian for the entirety of the pension funds related to New York City. Therefore, the use of this phrase is false. In addition, the use of this phrase is misleading to stockholders because at a minimum, it suggests that the Proponent represents the ideas of the entirety of the pension funds related to New York City. Taken in a light least favorable to the Proponent, this phrase may mislead the stockholders because the Proponent is purporting to represent the views of pension funds that are not stockholders of the Company and are ineligible to submit a proposal under the Proxy Rules. The Company notes, however, that the grouping of the New York City pension funds and the ERS together by the Proponent is further evidence that there is really only one proponent here, not separate decision makers.

V. Conclusion.

For the reasons stated above, the Company believes that the Proposals are excludable because the Proponent has not followed the procedural requirements under the Proxy Rules. In addition, the Company believes that the Compensation Resolution Proposal intrudes upon the Board's statutory authority to manage the business and affairs of the Company under applicable law and the Compensation Resolution Proposal relates to ordinary business matters. As a consequence, the Company believes that the Proposals may be properly excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(f) and additionally, the Compensation Resolution Proposal may be properly excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(7). The Company respectfully requests that the Staff concur with the Company's view on these bases.

Alternatively, if the Staff does not concur that the Proposals may be excluded from the Proxy Materials, the Company believes that the Company may omit portions of the Proposals because they contain false and misleading statements. As a consequence, the Company believes that the portions of the Proposals referenced above may properly be excluded from the Proxy Materials pursuant to Proxy Rule 14a-8(i)(3) and the Company respectfully requests that the Staff concur with the Company's view on this basis.

Should the Staff disagree with our conclusions regarding the exclusion of the Proposals or the omission of portions of the Proposals, or should the Staff desire any additional information in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the Staff's issuance of its response. Please do not hesitate to contact the undersigned at (214) 220-7860 or Bryan Pechersky, Senior Vice President, Senior Corporate Counsel and Secretary of the Company at (214) 854-3151. The Company requests respectfully that, in the interest of time, the Staff send a copy of its response via fax to the undersigned at (214) 999-7860, to the Company at (214) 854-3271, and to the Proponent at (212) 669-4072 contemporaneously with sending its response via mail.

Very truly yours,

Robert L. Kimball

Attachments

cc: Bryan J. Pechersky, Esq. [Company]
Kenneth B. Sylvester [Proponent]

EXHIBIT A

Letter and Compensation Resolution Proposal

(attached hereto)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N Y. 10007-2341

WILLIAM C THOMPSON, JR
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW COMPTROLLER NYC GOV

EMAIL: KSYLVES@comptroller nyc gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

December 13, 2006

Mr. Bryan J. Pechersky
Vice President and Secretary
Blockbuster, Inc.
1201 Elm Street
Dallas, TX 75270

Dear Mr. Pechersky:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, (the "System"). The System's board of trustees has authorized the Comptroller to inform you of its intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

A letter from The Bank of New York certifying the System's ownership, for over a year, of shares of Blockbuster, Inc. common stock is enclosed. The System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Kenneth B. Sylvester
Enclosures
Blockbuster advisory compensation– 2007

RESOLVED, that shareholders of **Blockbuster Inc.** ("Blockbuster") urge the board of directors to adopt a policy that **Blockbuster** shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by **Blockbuster's** management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

SUPPORTING STATEMENT

Investors are increasingly concerned about mushrooming executive compensation which sometimes appears to be insufficiently aligned with the creation of shareholder value. Additionally, recent media attention to questionable dating of stock options grants by companies has raised related investor concerns.

The SEC has created a new rule, with record support from investors, requiring companies to disclose additional information about compensation and perquisites for top executives. The rule goes into effect this year. In establishing the rule the SEC has made it clear that it is the role of market forces, not the SEC, to provide checks and balances on compensation practices.

We believe that existing U.S. corporate governance arrangements, including SEC rules and stock exchange listing standards, do not provide shareholders with enough mechanisms for providing input to boards on senior executive compensation. In contrast to U.S. practices, in the United Kingdom, public companies allow shareholders to cast an advisory vote on the "directors' remuneration report," which discloses executive compensation. Such a vote isn't binding, but gives shareholders a clear voice that could help shape senior executive compensation.

Currently U.S. stock exchange listing standards require shareholder approval of equity-based compensation plans; those plans, however, set general parameters and accord the compensation committee substantial discretion in making awards and establishing performance thresholds for a particular year. Shareholders do not have any mechanism for providing ongoing feedback on the application of those general standards to individual pay packages. (See Lucian Bebchuk & Jesse Fried, Pay Without Performance 49 (2004))

Similarly, performance criteria submitted for shareholder approval to allow a company to deduct compensation in excess of $1 million are broad and do not constrain compensation committees in setting performance targets for particular senior executives. Withholding votes from compensation committee members who are standing for reelection is a blunt and insufficient instrument for registering dissatisfaction with the way in which the committee has administered compensation plans and policies in the previous year.

Accordingly, we urge **Blockbuster's** board to allow shareholders to express their opinion about senior executive compensation at **Blockbuster** by establishing an annual referendum process. The results of such a vote would, we think, provide **Blockbuster** with useful information about whether shareholders view the company's senior executive compensation, as reported each year, to be in shareholders' best interests.

We urge shareholders to vote for this proposal.

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13,, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 86,066 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

EXHIBIT B

Letter and Declassified Board Proposal

(attached hereto)

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C THOMPSON, JR
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW COMPTROLLER NYC GOV

EMAIL: KSYLVES@comptroller nyc gov

Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

December 13, 2006

Mr. Bryan J. Pechersky
Vice President and Secretary
Blockbuster, Inc.
1201 Elm Street
Dallas, TX 75270

Dear Mr. Pechersky:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the company's next annual meeting.

The Systems' boards of trustees have passed resolutions calling on companies to declassify their boards of directors. We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

I, therefore, offer the enclosed proposal for the consideration and vote of shareholders at the company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Mr. Pechersky
Page 2

Letters from The Bank of New York certifying the Systems' ownership, for over a year, of shares of Blockbuster, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the company's next annual meeting.

We would be happy to discuss the proposal with you. Should the board of directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,

Kenneth B. Sylvester

Enclosures

Blockbuster Classified Board 2007

SHAREHOLDER PROPOSAL

REPEAL CLASSIFIED BOARD

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

BE IT RESOLVED, that the stockholders of Blockbuster, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires.

SUPPORTING STATEMENT

We believe that the ability to elect directors is the single most important use of the shareholder franchise. Accordingly, directors should be accountable to shareholders on an annual basis. The election of directors by classes, for three-year terms, in our opinion, minimizes accountability and precludes the full exercise of the rights of shareholders to approve or disapprove annually the performance of a director or directors.

In addition, since only one-third of the Board of Directors is elected annually, we believe that classified boards could frustrate, to the detriment of long-term shareholder interest, the efforts of a bidder to acquire control or a challenger to engage successfully in a proxy contest.

We urge your support for the proposal to repeal the classified board and establish that all directors be elected annually.

KS:ma

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	67,800 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 13,600 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 4,700 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286

The BANK of NEW YORK

December 13, 2006

To Whom It May Concern

Re: Blockbuster Inc. Cusip #: 093679108

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from December 13, 2005 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 154,490 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

EXHIBIT C

Defect Notice

(attached hereto)

Bryan J. Pechersky
Senior Vice President, Senior Corporate
Counsel and Secretary
(214) 854-3151 (phone)
(214) 854-3271 (fax)
bryan.pechersky@blockbuster.com

December 26, 2006

By Overnight Courier

The City of New York
Office of the Comptroller
Attn: Kenneth B. Sylvester,
Assistant Comptroller for Pension Policy
Bureau of Asset Management
1 Centre Street, Room 736
New York, New York 10007-2341

Re: Notice of Procedural and/or Eligibility Deficiencies Regarding Stockholder Proposals

Dear Mr. Sylvester:

On December 18, 2006, we received your two letters, each December 13, 2006, on behalf of the Comptroller of the City of New York, requesting the inclusion of two stockholder proposals (collectively, your "*Proposals*") in Blockbuster's proxy statement for its 2007 annual meeting ("*Blockbuster's 2007 Proxy Statement*").

In accordance with Rule 14a-8(f) under the Securities Exchange Act of 1934, this letter serves as Blockbuster's notice of one or more procedural and/or eligibility deficiencies with regard to your Proposals. Specifically, Rule 14a-8(c) prohibits the submission of multiple proposals for a particular stockholders' meeting. You have submitted both a proposal regarding the declassification of Blockbuster's Board of Directors and a proposal regarding an advisory resolution of stockholders to ratify the compensation of Blockbuster's named executive officers. Moreover, as a result of submitting multiple proposals, your Proposals, taken together, exceed the 500-word limit per proponent set forth in Rule 14a-8(d). Enclosed for your reference is a copy of Rule 14a-8.

Please respond to the undersigned to address the above-referenced deficiencies by withdrawing one or both of your Proposals at your earliest opportunity and, in any event, no later than 14 calendar days from your receipt of this letter, as required by Rule 14a-8(f).

This letter is not intended to address any other bases for excluding the Proposals from Blockbuster's 2007 Proxy Statement, and Blockbuster expressly reserves all rights with regard thereto.

Please direct additional correspondence regarding this matter to my attention For your convenience, my e-mail address and facsimile number are set forth above in this letter. Do not hesitate to contact me at (214) 854-3151 if you would like to discuss this matter further.

Regards,

Bryan J. Pechersky
Senior Vice President and Secretary

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D,

Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4 Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2 The company must file six paper copies of the following:

        i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Regulatory History

48 FR 38222, Aug. 23, 1983, as amended at 50 FR 48181, Nov. 22, 1985; 51 FR 42062, Nov. 20, 1986; 52 FR 21936, June 10, 1987; 52 FR 48983, Dec. 29, 1987; 63 FR 29106, 29119, May 28, 1998, as corrected at 63 FR 50622, 50623, Sept. 22, 1998

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

February 12, 2007

BY EMAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Blockbuster Inc.;**
Shareholder Proposals submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the five separate New York City Retirement Systems (the "Systems"), in response to the January 12 and 19, 2007 letters sent to the Division of Corporation Finance (the "Division") by Robert L. Kimball of the firm of Vinson & Elkins, counsel for Blockbuster Inc. ("Blockbuster" or the "Company"). In those letters, the Company contends that two shareholder proposals, one filed jointly by the Teachers' Retirement System of the City of New York ("NYC TRS"), the New York City Police Pension Fund (the "Police Fund"), the New York City Fire Department Pension Fund (the "Fire Fund"), and the New York City Board of Education Retirement System ("BERS"), and one filed separately by the New York City Employees Retirement System ("NYCERS"), may be omitted from the Company's 2007 proxy statement and form of proxy pursuant to Rules 14a-8(c) and (d), 14a-8(i)(7), and 14a-8(i)(3) under the Securities Exchange Act of 1934.

As shown below, however: each of the five Retirement Systems is separate and independent, and none is under the control of, nor the "alter ego" of, the New York City Comptroller; it is well-settled that executive compensation is not "ordinary business"; and no statements in the Proposal are false or misleading. In light of that, and based upon my review of the Proposals, the Company's letters, and Rule 14a-8, it is my opinion that the Proposals may not be omitted from the Company's 2007 Proxy Materials. Accordingly, each of the Systems respectfully requests that the Staff of the Division deny the relief that the Company seeks.

I. The Proposals

The Proposal submitted on behalf of NYCERS seeks an advisory vote of Blockbuster shareholders to approve compensation of the Company's named executive officers, as stated in the Resolved clause:

> RESOLVED, that shareholders of Blockbuster, Inc. ("Blockbuster") urge the Board of Directors to adopt a policy that Blockbuster shareholders be given the opportunity at each annual meeting of shareholders to vote on an advisory resolution, to be proposed by Blockbuster's management, to ratify the compensation of the named executive officers ("NEOs") set forth in the proxy statement's Summary Compensation Table (the "SCT") and the accompanying narrative disclosure of material factors provided to understand the SCT (but not the Compensation Discussion and Analysis). The proposal submitted to shareholders should make clear that the vote is non-binding and would not affect any compensation paid or awarded to any NEO.

The wholly separate Proposal submitted on behalf of NYC TRS, the Police Fund, the Fire Fund and BERS requests that "the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors..."

II. The Company's Opposition and the Systems' Response

In its letters of January 12 and 19, 2007, Blockbuster requested that the Staff of the Division not recommend enforcement action to the Commission if the Company omits both Proposals pursuant to the following Rules:

- As to both Proposals, Rule 14a-8(c) ("each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting") and 14a-8(d) (500-word limit);
- As to the NYCERS Proposal, Rule 14a-8(i)(7) (proposal relates to ordinary business of the company); and
- As to both Proposal, Rule 14a-8(i)(3) (proposal contains false or misleading material).

Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions applies. As detailed below, the Company has failed to meet that burden, and its request for no-action relief should accordingly be denied.

A. The Five Separate New York City Retirement Systems Are Not "One" Proponent Under Rule 14a-8(c): They Are Not Under Common Control, and Are Not Alter Egos, Either of Each Other Or of The Comptroller

Blockbuster alleges incorrectly that all of the Systems are under the control of the New York City Comptroller, and so should be regarded under Rule 14a-8(c) as a single proponent that has impermissibly filed two proposals. As shown below, the five Retirement Systems are separate and distinct entities with independent Boards of Trustees. None is under the control of the Comptroller, who serves only as investment advisor and custodian of assets for the Systems. On four of the Systems' Boards, the Comptroller is just one Trustee out of many – all of the rest of whom are independent of the Comptroller. On the fifth Board, that of BERS, the Comptroller is not even a Trustee. The Systems plainly do not meet the test cited by SEC Staff in *Trans World Corporation* (Feb. 5, 1981) for excluding those proposals under Rule 14a-8(c): that one proponent "is the alter ego of any of the proponents" or "possesses control over the shares owned...by any another proponent."

1. Factual Discussion – the Five Systems are Separate and Independent

As detailed below, each of the five Systems is a substantial independent entity, with its own offices and staff, and billions of dollars in assets and tens (or hundreds) of thousands of members, and overall control of its own investments. In aggregate, the New York City Systems hold close to one hundred billion dollars in assets. Under the governing rules and statutes, each System is run by its own independent Board of Trustees, on which the Comptroller never has more than one-seventh of the votes.

a. The Systems' Boards of Trustees

NYCERS is a public employee retirement system for employees of New York City (and certain other government units) not covered by one of the four other New York City pension systems. The NYCERS Board of Trustees ("NYCERS Board") consists of eleven members: the Comptroller; the Public Advocate; a representative appointed by the Mayor; each of the five borough presidents; and three public employee representatives (New York City Administrative Code § 13-103(b)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, <u>any</u> of the other NYCERS Trustees, either to the Board or to their regular employment positions. On the NYCERS Board, each borough president has a one-fifth vote, and each of the other members has one vote. Thus, the eleven Trustees collectively have seven votes, with a three and three-fifths majority of the votes required for the Board to take any action. The concurrence of one employee representative and one non-employee representative member or members entitled to one vote is necessary for any decision by the NYCERS Board (New York City Administrative Code § 13-103(d)). Under this statutory scheme, the Comptroller, with only one seat out of eleven, and one vote out of seven, does not control the NYCERS Board or NYCERS itself.

NYC TRS is a public employee retirement system for the teachers in the public schools of New York City and certain other specified school and college employees. The

NYC TRS Board of Trustees ("NYC TRS Board") consists of seven members: the Comptroller; the Schools Chancellor; two other Mayoral appointees; and three members of the Teachers' Retirement Association (New York City Administrative Code § 13-507). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other NYC TRS Trustees, either to the Board or to their regular employment positions. Each Board member has one vote, with a majority vote required for action, and with the concurrence of the Comptroller or of one member appointed by the Mayor, of a member elected by the Teachers' Retirement Association, and of at least two other members needed for any decision by the NYC TRS Board (New York City Administrative Code § 13-512). Under this statutory scheme, the Comptroller, with only one seat and one vote, out of seven, does not control the NYC TRS Board or NYC TRS itself.

The Police Fund is a public employee retirement system for New York City police officers. The Police Fund Board of Trustees ("Police Board") consists of twelve members: the Comptroller; three Mayoral appointees, including the Police Commissioner; and eight public employee representatives (New York City Administrative Code § 13-216(a)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other Police Trustees, either to the Board or to their regular employment positions. On the Police Board, various members have multiple or fractional votes, such that the twelve Trustees collectively have twelve votes, with the Comptroller having one and one-half votes. A seven-twelfths majority of the votes is required for the Board to take any action. (*Id*, §13-216(b)). Once again, under this statutory scheme, the Comptroller, with only one seat out of twelve, and one and one-half votes out of twelve, does not control the Police Board or the Police Fund itself.

The Fire Fund is a public employee retirement system for New York City firefighters and fire officers. The Fire Fund Board of Trustees ("Fire Board") consists of twelve members: the Comptroller; three members appointed by the Mayor, including the Fire Commissioner; and eight public employee representatives (New York City Administrative Code § 13-302(a)). Beyond appointing the Comptroller's own representative, the Comptroller does not appoint, or approve the appointment of, any of the other Fire Trustees, either to the Fire Board or to their regular employment positions. On the Fire Board, various members have multiple votes, such that the twelve Trustees collectively have twenty-four votes, with the Comptroller having three votes. A seven-twelfths majority of the votes is required for the Board to take any action. Once again, under this statutory scheme, the Comptroller, with only one seat out of twelve, and three votes out of twenty-four, does not control the Fire Board or the Fire Fund itself.

BERS is a public employee retirement system for those employees of the New York City School District and Department of Education that are not covered by the other Systems. The BERS Board of Trustees ("BERS Board") consists of fifteen members: two public employee representatives; and thirteen members of the Panel for Education Policy, including: the Schools Chancellor; seven other members appointed by the Mayor; and one member appointed by each of the five borough presidents (BERS Rules, adopted pursuant to NYS Education Law §§2575(1)(a) and 2590-g). The Comptroller does not appoint, or approve the appointment of, <u>any</u> of the BERS Trustees, either to the Board or to their regular employment positions. Unlike for NYCERS, NYC TRS, the Police Fund, and the Fire Fund, the Comptroller does <u>not</u> serve as a Trustee of BERS, further disproving any claim that BERS is under the control of, or is the alter ego of, the Comptroller.

Overall, NYCTRS, NYCERS, the Police Fund, the Fire Fund, and BERS are five entirely separate legal entities that serve entirely separate memberships. Each System is statutorily created, with a fiduciary duty to act in the best interests of its own distinct beneficiaries. The five respective Boards are independent and have substantially different Trustee memberships. The Comptroller has no seat on the BERS Board, only one seat out of at least seven on the other four Boards, and never more than one-seventh of the total votes on each of those four Boards. The Comptroller, who is elected separately from the Mayor, has fewer votes than the Mayor's representatives on all Boards but NYCERS, and always has fewer votes than the employees' representatives. Each of NYCERS, NYC TRS, the Police Fund, the Fire Fund, and BERS occupies its own completely separate office, at five different addresses, in two different boroughs of New York City (Manhattan and Brooklyn), with different staffs. None of the Systems shares an office or staff or an address or phone lines either with any other System or with the Office of the Comptroller.

<u>b. The Systems' Investments and Proxy Procedures</u>

On all of the key investment and proxy decisions for the Systems, the ultimate authority resides with the Board of Trustees of each System. Each of NYCERS, NYC TRS, the Police Fund, the Fire Fund and BERS retains its own outside general investment consultant, which is different for each System, and which consultant provides strategic advice on investment choices, as well as on the selection and performance of the Systems' outside investment managers. Each Board also selects its own outside investment managers, which are responsible for investing the Systems' assets, and which may work for all or most of the Systems, or for just one System. The Systems also have different asset allocations, set by each Board, among equity, fixed-income, real estate, private equity, and so forth.

While the Comptroller is custodian of assets and investment advisor for all of the five Systems, the Comptroller's activities in these roles are primarily to advise the independent Boards and then to carry out their decisions. Those activities do not make him the alter ego of the Systems or give him control over them. As custodian of assets, the Comptroller interacts with the Systems' custodian bank, the Bank of New York, and monitors the bank's custodial activities. The Bank of New York maintains separate accounts for each System and its managers, as evidenced by the fact that Blockbuster attached to its January 12 letter the separate proof of share ownership letters that the Bank of New York furnished for each System in connection with the Proposals. As investment advisor to the five Systems, the Comptroller, through staff, advises and makes recommendations to those Boards on such issues as investments, the selection of consultants, managers, and investment partners, and asset allocations and rebalancing. Each Board, after receiving advice from the Comptroller and other sources, then makes the final decision for that System on each such matter. The Comptroller then takes the steps necessary to carry out the investment and other decisions that each Board makes, and thereafter monitors the investments, as well as the performance of consultants, managers, and investment partners.

On proxy issues, each System has its own proxy committee with responsibility for establishing proxy voting guidelines and shareholder proposal programs on behalf of its respective Board of Trustees. The NYC TRS proxy voting guidelines have substantial differences from those of the other Systems; the proxy voting guidelines of the other four Systems also differ from each other on certain proxy issues. The Comptroller gives advice and makes recommendations to the Boards and the proxy committees on shareholder proposals and voting. The different Boards and proxy committees then give the Comptroller directions on which proposals to submit for which Systems, and how to vote on various contested matters.

Based upon the respective directions from the Systems, the Comptroller submits shareholder proposals on their behalf. For many years, the Comptroller has submitted some proposals on behalf of all Systems, and others on behalf of just one or two Systems. This has resulted a number of times in more than one proposal being submitted to one company, on behalf of different Systems. For example, in 2006, on behalf of different Systems, the Comptroller submitted two proposals to each of ICOS Corp. and BEA Systems, each of which was placed on the ballot, and each of which received a shareholder vote of between 36.6% and 75%. (*See* "Thompson Issues Report on Pension Funds' 2006 Shareholder Proposals" at www.comptroller.nyc.gov) To further carry out the Boards' proxy programs, the Comptroller's staff attends shareholder meetings, and communicates on behalf of the various Systems (as in this letter) with SEC Staff. That role of the Comptroller, in recommending shareholder proposals to the independent Systems, and then carrying out the Systems' instructions, does not show, as Blockbuster's January 12 letter claims (p. 2), that the Comptroller has "control over the content of the proposals," much less control over any of the Systems.

In sum, viewed in terms of both the membership and voting power on the respective Boards, and the Systems' investment and proxy procedures, the Systems are under the control of their independent Boards, not of the Comptroller. Thus, in submitting proxy proposals on behalf of the five Systems, the Comptroller acts at the varying directions of five separate and independent major institutional shareholders, and not as the "alter ego" or control person of any of them.

2. Legal Discussion – The Systems are Not "One Shareholder" Under Rule 14a-8(c)

The facts above as to separateness and independence of each of the Systems belie Blockbuster's assertions that there is only "a single beneficial owner of the securities held by each Stockholder" and "a single originating proponent for the proposals." (Blockbuster January 12 letter at p. 3). Rather, when the Office of the Comptroller submitted, respectively, one proposal for NYC TRS, the Police Fund, the Fire Fund, and BERS, and one proposal for NYCERS, it did so as the agent of each separate and independent proponent System, at the direction of each System. There was no "single beneficial owner" or "single proponent" submitting multiple proposals.

Where, as here, a company cannot establish that one proponent is merely the "alter ego" of another, the Staff of the Division has repeatedly refused to regard the two as one proponent impermissibly submitting two proposals, and has not issued no-action advice under Rule 14a-8(c). *See EMC Corporation* (March 14, 2002) (rejecting company argument that because Walden Asset Management had worked with several other shareholders on submitting multiple proposals, Walden should be viewed as the one "true proponent" that had impermissibly submitted multiple proposals) *See also MOD-PAC Corp.* (March 2, 2004); *TF Financial Corporation* (Jan. 28, 1999); *LSB Industries, Inc.* (March 28, 1997); *Intergraph Corporation* (March 2, 1995).

The letters in which no-action advice has been issued under Rule 14a-8(c) typically have grown out of literal parent-and-child situations which bear no comparison to the facts here of five independent multi-billion dollar public pension funds. *BankAmerica Corporation* (Feb. 8, 1996) and *Peregrine Pharmaceuticals* (July 28, 2006) each involved a parent acting for a child, while *Jefferson-Pilot Corporation* (March 12, 1992) involved as proponents one individual and a company whose only shareholders were her three children, and which she funded and her husband controlled.

Finally, there is no basis for the Company's argument in its supplemental letter of January 19, 2007, that by not responding to the Company's December 26, 2006 demand that the Systems "withdraw[ ] one or both of your proposals at your earliest opportunity," the Systems made "a concession that the Proposals, in fact, are procedurally defective under the Proxy Rules." (Company January 19 letter at p. 2). Given that the only response that the Company's December 26 letter sought was the Systems' withdrawal of one or both Proposals, no "concession" can be implied from a decision not to accede to, or otherwise respond to, that improper demand.

Overall, the facts presented above, which show that each System is separate from and independent of the others, and that no System is under the control of the Comptroller, nor under common control with any other System, disprove any contention that any System is the "alter ego" of any other System or of the Comptroller, or that the Systems or the Comptroller have manufactured a subterfuge to evade the requirements of Rule 14a-8(c).

For all of the same reasons, there is no basis for the Company's related argument that the two separate Proposals come from one proponent and so should be considered "one proposal, which exceeds 500 words in violation of Proxy Rule 14a-8(d)." (Company January 12 letter at p. 4). Rather, separate and distinct shareholders, not under common control, submitted the two separate Proposals, each of which individually complies with the 500-word limit and all other requirements.

Accordingly, the Company's requests to exclude the Proposals under Rules 14a-8(c) and (d) should be denied.

B. An Advisory Vote on the Executive Compensation of the Named Executive Officers of the Company Does Not Relate to "Ordinary Business" of the Company

It is well-settled that shareholder proposals relating to the executive compensation of the senior executives of a company will not be deemed to relate to the "ordinary business" of the company under Rule 14a-8(i)(7). That standard was first set out in Staff Legal Bulletin 14A (July 12, 2002) ("SLB 14A"), which noted that "Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation," under which:

> We do not agree with the view of companies that they may exclude proposals that concern <u>only</u> senior executive and director compensation in reliance on rule 14a-8(i)(7):

Id. (emphasis in original; footnote omitted). The Staff Bulletin continued, in relevant part:

> Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic. Going forward, we will take the following approach to rule 14a-8(i)(7) submissions concerning proposals that relate to shareholder approval of equity compensation plans:
>
> - *Proposals that focus on equity compensation plans that may be used to compensate only senior executive officers and directors.* As has been our position since 1992, companies may not rely on rule 14a-8(i)(7) to omit these proposals from their proxy materials.

Id. (emphasis in original; footnotes omitted).

The Staff has continued to apply such criteria in declining to issue no-action advice under Rule 14a-8(i)(7) with respect to shareholder proposals that focus on compensation of only senior executive officers and directors. For example, in *Sara Lee Corp.* (Sept. 11, 2006), Staff did not concur that Rule 14a-8(i)(7) could be used as a basis to exclude a proposal that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the Compensation Discussion and Analysis.* *See also Avaya, Inc.* (Oct. 18, 2006) (Rule 14a-8(i)(7) not a basis to exclude proposal seeking a standard of pay-for-superior-performance in the company's executive compensation plan for senior executives); *Emerson Electric Co.* (Oct. 24, 2005) (Rule 14a-8(i)(7) not a basis to exclude proposal seeking shareholder approval of future severance agreements with senior executives that provide benefits exceeding a certain threshold); *SBC Communications, Inc.* (Jan. 25, 2005) (Rule 14a-8(i)(7) not a basis to exclude proposal seeking a review of, and report on, special executive compensation). *Cf. Xerox Corp.* (March 14, 2006) (proposal for performance-based compensation could be excluded under Rule 14a-8(i)(7) unless proponent amended it to specify that it applied to "compensation of executive officers

---

* The Staff did require under Rule 14a-8(i)(3) that the proponent amend the original proposal which had instead sought a vote on the "report of the Compensation and Employee Benefits Committee." *Id.*

only").

NYCERS' Proposal here meets the standards for a compensation proposal that may not be excluded as relating to "ordinary business" under Rule 14a-8(i)(7). It relates on its face to executive compensation, and within the area of executive compensation, only to the "named executive officers." According to the September 2006 Final Rules Release, "Executive Compensation and Related Person Disclosure," for purposes of executive compensation disclosure, the "named executive directors" of a company are just five individuals:

> As proposed, we are amending the disclosure rules so that the principal executive officer, the principal financial officer and the three most highly compensated executive officers other than the principal executive officer and principal financial officer comprise the named executive officers.

71 *Federal Register* 53158, 53189, Release No. 34-54302A (Sept. 8, 2006) (footnote omitted). Accordingly, under the aforementioned well-settled standards, NYCERS' Proposal on executive compensation, limited to just five Company executive officers, may not be omitted from the 2007 Proxy Materials under Rule 14a-8(i)(7).

The arguments in the Company's January 12 letter do not support any different outcome. While it is correct that, as the letter notes, state corporation law and the Company Charter and By-Laws give the Board the power to set executive compensation (p. 5), the explicitly advisory, non-binding vote on executive compensation sought by the Proposal would not infringe upon or diminish the Board's power, or impinge upon "ordinary business," as the Company appears to suggest. Furthermore, state corporation laws and companies' charters and by-laws will almost always give corporate boards the power to set executive compensation and yet, as noted earlier, the Staff has repeatedly advised that executive compensation does not relate to "ordinary business."

Blockbuster next argues that the factors used in to setting the executive compensation of the named executive officers are so complex that "the general shareholder population" could not make an informed judgment on the subject, and so proposals on the subject should be excluded as "ordinary business." (January 12 letter at pp. 5-6). That argument must fail, given the care that the Commission has devoted to ensuring, in the September 2006 Final Rules Release, "Executive Compensation and Related Person Disclosure," *supra*, and elsewhere, that the executive compensation disclosures for those five officers are presented in such a manner that shareholders can indeed understand them and appreciate their significance. It must follow that shareholders would then be able to express their purely advisory view on whether to ratify such compensation, as so disclosed. And, again, notwithstanding that executive compensation may sometimes be a complex issue, the Staff has consistently advised that it does not relate to ordinary business.

Next, the Company seeks to distinguish the whole consistent body of Staff advice on executive compensation by asserting that here, the Proposal relates to the "specific individual compensation" of the named executive officers, rather than to a broader "compensation plan." (January 12 letter at p.6). However, given that the Commission's new Executive Compensation Rules themselves focus on the "specific individual compensation" of the named executive officers, a proponent may properly request that a shareholder advisory vote focus on that same disclosure. Moreover, the Company has not identified any aspect of those executive compensation disclosures that makes them an improper subject for an advisory vote.

Finally, the Company claims that because the NYSE does not require an advisory shareholder vote on executive compensation, and the Commission allegedly lacks authority to impose such a requirement on companies, then allowing the shareholders themselves to request such a vote would serve to "subterfuge federal laws and the NYSE Rules." (January 12 letter at p. 6). The argument ignores the fact that shareholder proposals routinely request enhanced corporate governance practices precisely <u>because</u> the Rules of the NYSE, NASD, etc. currently do not require them. Such proposals to improve corporate governance are entirely proper, as is the Proposal here.*

For all of the above reasons, NYCERS' Proposal relating to the executive compensation of the named executive directors does not relate to the ordinary business of the Company, and so cannot be excluded under Rule 14a-8(i)(7).

C. The Statements in the Proposals Are Not False or Misleading

The Division's recent Bulletin sought to limit the excessive use by companies of the "false and misleading" standard of Rule 14a-8(i)(3) as a purported basis for exclusion of shareholder proposals. Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"). The Staff was concerned that "many companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as a means to justify exclusion of the proposal in its entirety." *Id.* The Bulletin noted that this causes the Staff to devote significant resources to review and editing. Here, all of the Company's four claims that the Proposals are false and misleading are strained and makeweight arguments, and should not have been raised under the standards enunciated in SLB 14B.

The challenged statements in the respective Proposals, and the reasons why each one is true, are as follows:

<u>a). The NYCERS Compensation Proposal</u>

1. "Mushrooming executive compensation."

The Company claims that this phrase falsely "implies that the executive compensation of all companies, including the Company, has increased disproportionately and exponentially...". It is true, however, and not false or misleading, to state that executive compensation at public companies increased greatly in recent years. The mild simile

---

* Indeed, it is by showing that such proposals do go beyond what the NYSE Rules require, that proponents have defeated companies' arguments that through compliance with an analogous NYSE Rule, the companies have "substantially implemented" the proposals. *See, e.g., Clear Channel Communications, Inc.* (Feb. 15, 2006) (NYC Systems' proposal calling for heightened independence standard for directors on compensation committee was not substantially implemented by Company adherence to NYSE Rules, where proposal's independence standard was stricter than NYSE's).

"mushrooming" is thus wholly apt. Indeed, using his own simile, Chairman Cox recently testified before Congress that "non-salary forms of compensation have **ballooned** since the early 1990s...". "Testimony Concerning Options Backdating" by Christopher Cox, SEC Chairman, before the U.S. Senate Committee on Banking, Housing and Urban Affairs, September 6, 2006 (emphasis added), at sec.gov/news/testimony/2006/ts090606cc.htm. As Commissioner Campos further observed in a recent speech, as to the substantial increases in executive pay, "In 1982, the pay ratio between CEOs and the average employee was 42:1; in 2004, this figure apparently increased to over 400:1." "Remarks Before the 2007 Summit on Executive Compensation" by SEC Commissioner Roel C. Campos, January 23, 2007, at sec.gov/news/speech/2007/spch012307rcc.htm.

As to the Company itself, nothing in the Proposal makes any reference to any increase of any kind in executive compensation at the Company itself. Blockbuster's counsel's claim of such an implication is without any support, and should be disregarded.

2. "Additionally, recent media attention to questionable dating of stock options by companies has raised investor concerns."

The Company claims that this falsely "implies that improper dating of stock options is widespread" and "indirectly makes charges against the Company concerning improper executive compensation...". That the "improper dating of stock options is widespread" is true, and is not false or misleading. The same September 2006 testimony by Chairman Cox before Congress, cited above, made that point:

> Thank you for inviting me to testify today about options backdating. This issue is one of intense public interest because it strikes at the heart of the relationship among a public company's management, its directors, and its shareholders. . .
>
> * * *
>
> ...Over the past several years, our inventory of backdating and related investigations has grown substantially...
>
> * * *
>
> Unfortunately, these cases that I've used as illustrations are not the only matters the SEC has under investigation. The SEC's Division of Enforcement is currently investigating over 100 companies concerning possible fraudulent reporting of stock option grants. The companies are located throughout the country, and include Fortune 500 companies as well as smaller cap issuers. They span multiple industry sectors.

"Testimony Concerning Options Backdating" by Christopher Cox, SEC Chairman.

With respect to the alleged implication as to the Company, the Proposal, once again, makes no reference of any kind to options backdating -- or to any other improper executive compensation -- at the Company itself. Blockbuster's counsel's claim, that the Proposal "indirectly makes charges" against the Company, lacks any support, and should be disregarded.

3. "Shareholders do not have any mechanism for providing ongoing feedback on the

application of those general standards to individual pay packages."

The Company claims that the above is false because an individual shareholder can write to company directors, call its hotline, or vote on the election of directors. None of those acts, however, both 1) serves as a collective mechanism for shareholders as a group; and 2) provides feedback on individual executives' pay packages. It is entirely true, and not false or misleading, that to accomplish both aims at the same time, a new mechanism, such as the advisory vote on executive compensation requested by in the Proposal, is needed.

b). The Four Systems' Declassified Board Proposal

4. "Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds."

The Company claims that this statement is false because. "The Proponent is the custodian for four Stockholders and does not purport to be the custodian for the entirety of the pension funds related to New York City." (January 12 letter at p. 8). The phrasing of the Company's letter is confusing, as the "Proponents" are the Systems, not the Comptroller, who simply submitted the Proposal on the Systems' behalf. However, if the Company's assertion is that the Comptroller is custodian for only four Systems, the Company is wrong, as the Comptroller is indeed the custodian of assets for all five Systems. If the Company's assertion is that "New York City Pension Funds" does not accurately describe Proponents who are four of the five New York City Systems, we submit that it is a fair and proper shorthand for the Proposal to state that it was submitted on behalf of "the New York City Pension Funds" rather than listing each of the four proponent Systems separately by name.

In short, each of the four challenged statements in the respective Proposals is demonstrably true, and is not false or misleading. The Company has wholly failed to meet its burden for exclusion under Rule 14a-8(i)(3).

III. Conclusion

For the reasons set forth herein, the five Systems respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Robert L. Kimball, Esq.
Vinson & Elkins LLP
Trammel Crow Center
2001 Ross Avenue, Suite 3700
Dallas, TX 75201-2975

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Blockbuster Inc.
Incoming letter dated January 12, 2007

The first proposal urges the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory resolution to ratify the compensation of the named executive officers set forth in the summary compensation table of the company's proxy statement.

The second proposal asks Blockbuster to take the necessary steps to declassify the board and establish annual elections of directors.

We are unable to concur in your view that Blockbuster may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Blockbuster may omit the proposals from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Blockbuster may exclude portions of the supporting statement of the first or second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Blockbuster may omit portions of either supporting statement from its proxy materials in reliance upon rule 14a-8(i)(3).

We are unable to concur in your view that Blockbuster may exclude the first proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Blockbuster may omit the first proposal from its proxy materials in reliance upon rule 14a-8(i)(7).

Sincerely,

Amanda McManus

Amanda McManus
Attorney-Adviser

END